UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 118 974 0069

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Updates regarding Fundraising and Liability Restructuring Transactions

Amendment to subscription agreement

On April 23, 2024 Selina Hospitality PLC (“Selina” or the “Company”) and Osprey International Limited (“Osprey”) entered into the First Amendment to Subscription Agreement (the “First Amendment”), a copy of which is attached hereto as Exhibit 99.1, to amend certain terms and conditions of the Subscription Agreement dated January 25, 2024 (the “Subscription Agreement”) between the Company, as issuer, and Osprey, as the investor, in respect of Osprey’s $12.0 million subscription for 60 million ordinary shares of the Company (having a nominal value of $0.005064 each, rounded to six decimal places, the “Ordinary Shares”).

Prior to the First Amendment, Osprey had funded $6.0 million of the $12.0 million and Selina had paid its $4.0 million contribution towards its investment in FutureLearn Limited, a joint venture between Osprey and Selina, as required under the Subscription Agreement. The remaining $6.0 million payable by Osprey under the Subscription Agreement was to be paid in six monthly instalments of $666,667 each followed by three monthly instalments of $666,666 each.

Under the First Amendment and at the request of the Company to help expedite certain of the Company’s liability restructuring and path-to-profitability initiatives, Osprey has agreed to fund the remaining $6.0 million of investment on an expedited basis via four monthly instalments of $1.5 million each, with the first of such payments having been made prior to the date hereof and the final payment to be made in July 2024. Osprey and the Company have mutually agreed that such funds may be used for commercial costs, marketing costs, property-level maintenance capital expenditures, and general corporate purposes, subject to the terms of the First Amendment.

Private warrant exchange

In addition to the First Amendment, the Company and Bet on America LLC (“Bet on America”), the former sponsor of BOA Acquisition Corp., the special purpose acquisition company that merged with and into a subsidiary of the Company to effectuate the closing of the business combination and listing of the Company in October 2022, have entered into a Warrant Exchange Agreement on April 24, 2024 (“Exchange Agreement”), a copy of which is attached hereto as Exhibit 99.2, pursuant to which Bet on America will return to the warrant agent for cancellation the 6,575,000 private placement warrants to purchase Ordinary Shares of the Company at an exercise price of $11.50 per share, currently held by Bet on America, in exchange on a four-for-one basis for the issuance by the Company to Bet on America of 1,643,750 Ordinary Shares. The implementation of the warrant exchange was previously approved by the Company’s Board of Directors in connection with the closing of the fundraising and liability restructuring transactions announced by the Company on January 26, 2024 (the “Transactions”), which approval also authorized the Company to exchange the 7,666,511 outstanding public warrants for Ordinary Shares, in addition to the Bet on America warrant exchange, at the same warrant-to-share exchange ratio.

2

Share capital update

As of April 26, 2024, the Company had 543,668,969 Ordinary Shares issued and outstanding.

Transaction authority: Further issuances are expected as part of the Transactions, as disclosed in the Report on Form 6-K issued on January 26, 2024, including (without limitation) potential issuances of up to 1,073,572,583 Ordinary Shares or more pursuant to:

●	the exercise of warrants held by Osprey, which warrants allow Osprey to acquire 380,677,338 Ordinary Shares at an exercise price equal to the nominal value of the shares (although the exercise price may be offset against amounts owed to Osprey by the Company);

●	the conversion of $21.6 million principal amount of convertible debt that continues to be held by Osprey into approximately 215,555,550 Ordinary Shares (based on a conversion price of $0.10 per share);

●	the $20.0 million optional investment that may be made by Osprey and/or holders of the $65.4 million principal amount of 6.0% Senior Secured Notes due 2029 (the “2029 Noteholders”) to acquire 200,000,000 Ordinary Shares (at a price of $0.10 per share);

●	the $12.5 million in incremental investment the Company is seeking to raise, via the subscription for approximately 171,232,877 Ordinary Shares at an estimated acquisition price of $0.073 per share;

●	the exercise of 83,606,818 unexercised warrants held by the 2029 Noteholders; and

●	the payment of the remaining $4.5 million left to be funded by Osprey under the Subscription Agreement for the purchase of 22,500,000 Ordinary Shares (at a price of $0.20 per share).

Additional issuances also may be made to Osprey and 2029 Noteholders pursuant to certain anti-dilution rights under their warrants.

General authority: In addition to the issuances described above, the Company may issue Ordinary Shares under the general authority obtained by the Board of Directors of the Company at the meeting of shareholders held on March 26, 2024 to issue up to 200,000,000 Ordinary Shares for further fundraising and/or liability restructuring initiatives.

Unless otherwise stated, all dollar amounts stated herein refer to United States dollars.

The foregoing summaries of the First Amendment and Exchange Agreement do not purport to be complete summaries thereof. The summaries contained herein remain subject to, and qualified in their entirety by, the full text of, as applicable, the exhibits to the First Amendment and Exchange Agreement.

3

Forward-Looking Information

This Report on Form 6-K and the Exhibits attached hereto include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release or the investor presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

4

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	First Amendment to Subscription Agreement dated April 23, 2024.
99.2	Warrant Exchange Agreement dated April 24, 2024.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: April 29, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

6